The Wilderness Road

Entertainment Film

A film about one of the bloodiest and most incredible times in American history

RUNNINGWILDFILMS.COM BROOKHAVEN MISSISSIPPI





I heard mention of the Natchez Trace outlaws as a good subject for a film and it puzzled me that one had not been made yet. I began research, reading several books from the 1800s and other sources. The story was even more incredible that I'd imagined. It was also much darker, a horror film playing out in early America. My passion was ignited.

Travis Mills Director, Producer, Storyteller @ The Wilderness Road

Why you may want to support us...

1. Award-winning, experienced filmmaker who has completed over 15 feature films.
2. The 1st time this story has been told in a feature film! There have been books but no feature films.
3. Incredible resources and support in the Southeastern U.S. such as locations, horses, etc.
4. Over 100 actors, riders, and living history performers ready to participate!
5. Completion and public release before the end of 2021.

Why investors ❤ us

WE'VE RAISED $15,535 SINCE OUR FOUNDING



I am investing in The Wilderness Road to help bring this true story of the Harpe brothers, robbers and killers of innocent travelers on the Nacthez Trace in the late 1700's to an audience. Director/Producer Travis Mills is an experienced filmmaker with over 15 feature films including the western Blood Country on Amazon Prime. His dedication and professionalism to film making sets him apart from other filmmakers. His ability to find great locations, local talent, and re-creating historical time periods make his films stand apart from others. This will be my eighth feature film to work with Travis and I believe in his talents and abilities.

Damon Burks

LEAD INVESTOR INVESTING $3,000 THIS ROUND



Has excellent moral values and a strong work ethic.

Tandra Hefley



Stay Home
Save Lives
#QUARANTEAM

He Is hard worker and he has strong passion for production. I'm willing to invest in him.

Matt Durette

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Travis Mills
Director, Producer, Storyteller
Over the last 10 years, Mills has produced and directed over fifteen feature films, exploring all genres from comedy to drama to mystery and the Western.



Damon Burks
Associate Producer
Burks has been on the staff of the Oxford, MS Film Festival as Documentary Coordinator for the past 3 years. Burks is also an Actor and Producer.



Mario Mattei
Director of Photography
NETFLIX documentary, THE GENTLEMAN DRIVER (2018). Award-winning independent short films & narrative films. MatteiVisuals.com & https://imdb.to/2Z5m56E



Tony Gavin
Co-Writer



Joseph Pevey
Co-Writer



William Shannon Williams
Co-Writer



John Spain
Historical Consultant



Creek Wilson
Lead Actor



Dorsey R. Carson
Legal Representative

In the news

The indie dozen: Filmmaker plans to make 12 Westerns in next two years

Travis Mills is gearing up to make his next film in New Mexico. The filmmaker plans to make 12 feature-length Western films in the next two years. And Mills will host those auditions on Jan. 20 at Far Horizon

May 5, 2020 @ abqjournal.com



Travis Mills & Ward Emling | Conversations | MPB

Filmmaker Travis Mills talks about his ambitious project to film twelve westerns in twelve months, several of which will be filmed in Mississippi. Joining in...

January 5, 2020 @ youtube.com

Local filmmaker Travis Mills brings movie industry to Phoenix

In a small blue house in Phoenix, Travis Mills, 29, does not live a glamorous lifestyle. He doesn't have air conditioning or a TV. But he does have access to streaming on his computer and phone, a Boykin

December 2, 2015 @ downtowndevil.com

Phoenix Filmmaker Travis Mills: 100 Creatives

Phoenix is brimming with creativity. And every other year, we put the spotlight on 100 of the city's creative forces. Leading up to the release of this year's Best of Phoenix issue, we're profiling 100 more. Welcome

May 27, 2014 @ phoenixnewtimes.com

Downloads

Road Slide Deck 1.pdf

The Wilderness Road: An Amazing Untold True Story

My goal during 2020 has been to make 12 feature-length Western films in 12 months. As of May, I am on schedule with four films in the can. The most ambitious of all these Western films is *The Wilderness Road*, an epic tale about the notorious bandits who robbed the killed along the early trade routes in America.


The Wilderness Road
A film about one of the bloodiest and most incredible times in American history.

Even more amazing than the story itself is that it has never been told in a feature-length motion picture or television series! Some filmmakers touched on these characters briefly in old classics like *How the West Was Won* and a Disney adventure where Davy Crockett faced off against river pirates but no one has ever tackled the subject in its entirety. That is until now!



A depiction of the murderous Harpe Brothers and their three wives

Reading the history of the Harpe Brothers and Samuel Mason (the three main characters in our film), it's like reading history as if written by Rob Zombie. When first researching the tales of these outlaws, I was immediately reminded of Zombie's *The Devil's Rejects* and other ghastly horror films. Hence the reason that I have see our film as not just a Western set in the early pioneering days of America but also a dark horror tale about the nature of violence and evil in human kind. What occurs in this film is as relevant as what we see on the evening news every day.

The Wilderness Road follows Big and Little Harpe (who some consider America's first serial killers) as they evade the law and the posses on their trail, robbing and killing through Kentucky, Tennessee, and Mississippi. Meanwhile, Revolutionary War hero Samuel Mason turns to a life of crime, becoming the most famous thief of the Natchez Trace. Through a series of violent events, these two forces will converge in a brutal battle of bad guy against bad guy. In truth, our movie is one where the villains are the heroes.



One depiction of the once-hero, turned-criminal Samuel Mason

Pre-Production, Casting, and Location Scouting

Scheduled for production in October/November of this year, *The Wilderness Road* is in active pre-production. We have held two local casting calls in the Southeast and online auditions through Actors Access. Character actor Creek Wilson has signed on to play Samuel Mason.



Click the image above to visit Creek Wilson's IMDb page.

Every week, we are announcing a new cast member for *The Wilderness Road* as we add the best actors, horseman, and living history performers to our massive ensemble. Click here to join our Facebook group for weekly updates!

We are actively location scouting for the film which features historic structures, forest roads, rivers, and more. One of the highlights of our previous work has been the authenticity and astonishment of the locations we've found. *The Wilderness Road* will be no different as we travel to some of the most unique areas of the Southeastern United States for these scenes.

Here is a look at our budget breakdown for the production:


The Wilderness Road - Budget - Use of Funds Raised
7.5%
9.2%
1.2%
1.8%
1.8%
5.5%
6.2%
12.5%
6.4%
29.6%
18.3%

As pre-production continues, we are working hard on everything from crew hires to wardrobe selection . Just recently, filmmaker Mario Mattei joined our team as Director of Photography. Mattei directed Netflix documentary *The Gentleman Driver* and has worked as DP on numerous projects. Earlier this year, he got his feet wet in the Western world as the DP for our movie *She was the Deputy's Wife*. We are excited to have him back to create the fascinating dark world of *The Wilderness Road*.



Mario on the set of She was the Deputy's Wife, photographed by Gerald Marrion

An Unforgettable Western Like Never Seen Before

We believe *The Wilderness Road* will be like nothing fans of the Western, American history, and regular moviegoers have ever seen before. It will enlighten and entertain with a story that has been begging to be put on screen!

Here are some samples of our previous work. We specialize in making high quality independent films for the right budget that will earn a profit for our investors.

A still from *Bastard's Crossing*, one of our 12 Westerns, which shows the kinds of interior locations and set design we will be using in *The Wilderness Road*.



These stills from *Texas Red*, also one of the 12 Westerns, shows our use of exteriors in the Southeastern United States (locations will be a big highlight in *The Wilderness Road*) and the use of skilled riders:







Our 2017 Western *Blood Country* was a big hit on Amazon and generates revenue for our investors every quarter. We hope you'll join us on a similar journey, along *The Wilderness Road.*

Blood Country Trailer


Blood Country - Official Trailer #1
Watch later
Share

Watch some of our on-set work in this behind the scenes look at filming *She was the Deputy's Wife*:


Behind the Scenes - She was the Deputy's Wife - By Ryan H...
Watch later
Share
She was the
DEPUTY's WIFE

Behind the Scenes of 1st Mississippi Casting Call


Dusty Dozen - (1) July 2019 Pilot Sessions of The Making of...
Watch later
Share

Investor Q&A

– COLLAPSE ALL

What does your company do?

This is a production company responsible for making a new feature film titled The Wilderness Road, a historical adventure and Western. The film follows Samuel Mason (Revolutionary War hero turned bandit) and the Harpe Brothers (notorious killers) as they are chased by the law and vigilante citizens in the late 1700s and early 1800s, leading to a violent conclusion. Our story is part history, part horror, a Western like you have never seen before.

Where will your company be in 5 years?

Our main objective is to produce a feature film that reaches an audience year and year across the globe. We also hope this film leads to a group of films (under different entities) or streaming series covering the incredible history of the Natchez Trace, a subject whose surface can only be scratched with one feature film. The stories from this time and place are so rich that multiple narratives could be spun from this material.

Why did you choose this idea?

I heard mention of the Natchez Trace outlaws as a good subject for a film and it puzzled me that one had not been made yet. I began research, reading several books from the 1800s and other sources. The story was even more incredible that I'd imagined. It was also much darker, a horror film playing out in early America. My passion was ignited.

How far along are you? What's your biggest obstacle?

Our production is scheduled for October and November of 2020. We are currently casting and location scouting. Our biggest obstacle is raising the funds to tell this sweeping tale.

Who competes with you? What do you understand that they don't?

You could say that Hollywood and big streaming service content competes with us in terms of producing bigger budgeted Westerns and historical dramas. What they do not have is the accuracy of our films, made in the places where these stories took place and cast with regional actors who provide authenticity to the scenes.

How will you make money?

This film will make revenue through a theatrical tour at select theater venues, merchandise sales at those events, streaming through Amazon and other VOD channels, along with other avenues of distribution. Our previous Western Blood Country has been streamed hundreds of thousands of hours on Amazon Prime alone, leading to profit for our investors a year from release. Our following and distribution reach has only grown since then. Please remember that any projection is no guarantee of return on investment.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risks: 1. To do justice to these historical characters while creating an entertaining film that audiences who both know about them and don't know about them will enjoy. 2. Capturing the authenticity of the period in terms of locations, costumes, weapons, and more.